

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2022

Melissa Epperly
Chief Financial Officer
Zentalis Pharmaceuticals, Inc.
1359 Broadway
Suite 1710
New York, New York 10018

> **Re: Zentalis Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2021**
> **Filed February 24, 2022**
> **File No. 001-39263**

Dear Ms. Epperly:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences